UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-51213

☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: June 30, 2007

☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

XL Generation International Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

353, St-Nicolas Street
Suite 205, Montreal, Quebec, Canada
H2Y 2P1
Address of Principal Executive Office (Street and Number)

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

As reported in the Registrant's Form 10-QSB for the period ended March 31, 2007, the Registrant’s Board of Directors determined to initiate a complete and total withdrawal from the artificial flooring sector, artificial turf and all related concerns.  The Registrant currently has no employees or operations.  As such, the Registrant could not reasonably complete the preparation of the quarterly report for the period ended June 30, 2007 as of the requisite filing date.  Registrant management is preparing the quarterly report and expects to file it within the late filing period permitted under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Claude Pellerin: (514) 397-0575.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☒ Yes ☐ No

See narrative in Part III above, incorporated herein by reference thereto, explaining why there will be a significant change in results of operations from the corresponding period for the last fiscal year. A reasonable estimate of the results can not be made because the Registrant needs additional time to finalize its financial statements in order to insure accurate reporting of its financial condition and results of operations for the period ended June 30, 2007.

XL Generation International Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Claude Pellerin
Name: Claude Pellerin
Title: Acting Secretary

Dated: August 14, 2007

  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).